Chess Supersite Corporation

1131A Leslie Street, Suite 101

Toronto, Ontario M3C 3L8

Canada

(647) 927-4644

July 9, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Kim McManus, Staff Attorney

Washington, D.C. 20549

RE:	Chess Supersite Corporation

Registration Statement on Form S-1

File No. 333-200845

Dear Ms. McManus:

Chess Supersite Corporation (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1 (File No. 333-200845). The Company requests the qualification to be effective as of 5:00 p.m. Eastern time on Monday, July 13, 2015.

Accompanying this letter is a letter of even date from the Company acknowledging certain matters regarding the role of the Securities and Exchange Commission in declaring this Registration Statement effective.

Sincerely,

CHESS SUPERSITE CORPORATION

/s/ Alexander Starr

Alexander Starr

President